Exhibit 99.4

APPENDIX "C"

INTERIM ORDER

Clerk's stamp
COURT FILE NUMBER	1801-09558	"Filed July 12, 2018"
COURT	COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER
IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING RAGING RIVER EXPLORATION INC., 2099011 ALBERTA LTD., THE SHAREHOLDERS OF RAGING RIVER EXPLORATION INC. AND BAYTEX ENERGY CORP.

APPLICANT	RAGING RIVER EXPLORATION INC.
RESPONDENT	Not Applicable
DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT
BURNET, DUCKWORTH & PALMER LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Solicitor: Jeffrey E. Sharpe
Telephone: (403) 260-0176
Facsimile: (403) 260-0332
Email: jes@bdplaw.com
File Number: 73061-37

DATE ON WHICH ORDER WAS PRONOUNCED:	July 12, 2018
NAME OF JUDGE WHO MADE THIS ORDER:	Justice K.D. Yamauchi
LOCATION OF HEARING:	Calgary, Alberta

INTERIM ORDER
UPON the Originating Application (the "Originating Application") of Raging River Exploration Inc. (the "Applicant");
AND UPON reading the Originating Application, the affidavit of Jerry Sapieha, Vice President, Finance and Chief Financial Officer of the Applicant, sworn July 12, 2018 and the documents referred to therein (the "Affidavit");

AND UPON being advised that it is the intention of the Applicant and Baytex Energy Corp ("Baytex") to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of 2099011 Alberta Ltd. and Baytex issued under the proposed Arrangement based on the Court’s approval of the Arrangement;
AND UPON hearing counsel for the Applicant;
FOR THE PURPOSES OF THIS ORDER:

(a)
the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft joint management information circular and proxy statement (the "Information Circular") of the Applicant and Baytex which is attached as Exhibit "A" to the Affidavit; and

(b)
all references to "Arrangement" used herein mean the arrangement as set forth in the Plan of Arrangement attached as Schedule "A" to the amended and restated arrangement agreement dated effective June 17, 2018 between the Applicant and Baytex (the "Arrangement Agreement"), which Arrangement Agreement has been filed on Raging River's SEDAR profile at www.sedar.com and which is attached as Exhibit "B" to the Affidavit.

IT IS HEREBY ORDERED THAT:
General

1.	The Applicant shall seek approval of the Arrangement as described in the Information Circular by the Raging River Shareholders in the manner set forth below.
The Raging River Meeting

2.
The Applicant shall call and conduct the Raging River Meeting on or about August 21, 2018. At the Raging River Meeting, the Raging River Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix A to the Information Circular (the "Arrangement Resolution") and such other business as may properly be brought before the Raging River Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.	The quorum at the Raging River Meeting in respect of Raging River Shareholders shall be persons present not being less than two (2) in number and holding or representing by proxy not less than twenty-five per cent (25%) of the Raging River Shares entitled to be voted at the Raging River Meeting.

4.
If within thirty (30) minutes from the time appointed for the Raging River Meeting a quorum is not present, the Raging River Meeting shall be adjourned to such date as may be determined by the Chair of the Raging River Meeting, provided that the date of the adjourned Meeting shall not be less than seven (7) and not more than thirty (30) days later. No notice of the adjourned Raging River Meeting shall be required other than by announcement at the time of the adjournment and, if at such adjourned meeting a quorum is not present, the Raging River Shareholders present in person or by proxy at the adjourned meeting shall be a quorum for all purposes.

5.	Each Raging River Shareholder will be entitled to one (1) vote for each Raging River Share held.

6.
The record date for Raging River Shareholders entitled to receive notice of and vote at the Raging River Meeting shall be July 9, 2018 (the "Record Date"). Only Raging River Shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Raging River Meeting and to vote those Raging River Shares entitled to vote at the Raging River Meeting; provided that, to the extent that a Raging River Shareholder transfers the ownership of any Raging River Shares after the Record Date and the transferee of those Raging River Shares establishes ownership of such Raging River Shares and demands, not later than 10 days before the Raging River Meeting, to be included in the list of Raging River Shareholders eligible to vote at the Raging River Meeting, such transferee will be entitled to vote those Raging River Shares at the Raging River Meeting.

7.
The Raging River Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the rulings and directions of the Chair of the Raging River Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

Conduct of the Meeting

8.
The only persons entitled to attend the Raging River Meeting shall be Raging River Shareholders or their authorized proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel and representatives, Baytex's legal counsel and representatives, the scrutineer of the Raging River Meeting and its representatives and such other persons who may be permitted to attend by the Chair of the Raging River Meeting.

9.	The Chair of the Raging River Meeting shall be any officer or director of the Applicant or failing them, any other person chosen at the Raging River Meeting.

10.	The number of votes required to pass the Arrangement Resolution shall be:

(a)	not less than 66⅔% of the votes cast by the Raging River Shareholders present in person or represented by proxy at the Raging River Meeting; and

(b)
a simple majority of the votes cast by Raging River Shareholders, either in person or represented by proxy, at the Raging River Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with MI 61-101.

11.	To be valid, a proxy must be deposited with Computershare Trust Company of Canada in the manner and within the timeframes described in the Information Circular.

12.	The accidental omission to give notice of the Raging River Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Raging River Meeting.

13.
The Applicant, if it deems it to be advisable and if permitted by Baytex or otherwise contemplated by the Arrangement Agreement, may adjourn or postpone the Raging River Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Raging River Meeting or first obtaining any vote of the Raging River Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement may be given by press release, newspaper advertisement, or by such other method as determined to be the most appropriate method of communication by the Raging River Board (provided that such authorization shall not derogate from the rights of Baytex pursuant to the Arrangement Agreement). If the Raging River Meeting is adjourned or postponed in accordance with this Order, the references to the Raging River Meeting in this Order shall be deemed to be the Raging River Meeting as adjourned or postponed, as the context allows.

Amendments to the Arrangement

14.	The Applicant and Baytex are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Raging River Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.
Amendments to Meeting Materials

15.
The Applicant is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, the form of proxy ("Proxy"), notice of the Raging River Meeting ("Notice of Meeting"), notice of notice-and-access ("Notice-and-Access Notification"), form of letter of transmittal and election form ("Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Raging River Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	the Applicant will advise the Raging River Shareholders of the material change or material fact by disseminating a news release ("News Release") in accordance with Applicable Canadian Securities Laws;

(b)
provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Raging River Shareholders or otherwise give notice to the Raging River Shareholders of the material change or material fact other than dissemination or filing of the News Release as aforesaid; and

(c)
unless determined to be advisable by the Applicant, the Applicant shall not be required to adjourn or otherwise postpone the Raging River Meeting as a result of the disclosure of any Additional Information, including any material change, as contemplated by this paragraph 15.

Dissent Rights

16.
The registered Raging River Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under Section 191 of the ABCA with respect to the Arrangement Resolution and the right to be paid the fair value of their Raging River Shares by Baytex in respect of which such right to dissent was validly exercised.

17.	In order for a registered Raging River Shareholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)
the Dissenting Shareholder's written objection to the Arrangement Resolution must be sent by such Dissenting Shareholder, to the Applicant in care of Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Jeffrey E. Sharpe, by 5:00 p.m. (Calgary time) on August 17, 2018 or by 5:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date that any adjournment or postponement of the Raging River Meeting is reconvened or held, as the case may be;

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under paragraph 17(a) herein;

(c)	a Dissenting Shareholder shall not have voted his, her or its Raging River Shares at the Raging River Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)
a Raging River Shareholder may not exercise the right of dissent in respect of only a portion of the holder's Raging River Shares, but may dissent only with respect to all of the Raging River Shares held by the Raging River Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name; and

(e)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

18.
The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Raging River Shareholders at the Raging River Meeting and shall be paid to the Dissenting Shareholders by Baytex as contemplated by the Arrangement and this Order.

19.	Dissenting Shareholders who validly exercise their Dissent Rights, as set out in paragraphs 16 and 17 above, and who:

(a)
are determined to be entitled to be paid the fair value of their Raging River Shares, shall be deemed to have transferred such Raging River Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, changes, adverse interests and security interests of any nature or kind whatsoever to Baytex in exchange for the fair value of the Raging River Shares (net of all withholding or other taxes); or

(b)
are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Raging River Shares, shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting Electing Raging River Shareholder and such Raging River Shares will be deemed to be exchanged directly for Baytex Shares under the Arrangement, but in no event shall the Applicant, Baytex or any other person be required to recognize such registered Raging River Shareholders as holders of Raging River Shares after the Effective Time, and the names of such Raging River Shareholders shall be removed from the register of Raging River Shares.

20.
Subject to further order of this Court, the rights available to the registered Raging River Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Raging River Shareholders with respect to the Arrangement Resolution.

21.
Notice to the Raging River Shareholders of their Dissent Rights and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Raging River Shareholders in accordance with paragraph 24 of this Order.

Notice

22.
The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order or the Arrangement Agreement), and including the Notice of Meeting, the Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to those Raging River Shareholders who hold Raging River Shares in their own name, as of the Record Date, the directors of the Applicant and the auditors of the Applicant, by any one or more of the following methods:

(a)
in the case of registered Raging River Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date distributed not later than 30 days prior to the Raging River Meeting; and

(b)	in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 30 days prior to the date of the Raging River Meeting.

23.
The Applicant has elected to use the "notice-and-access" provisions (the "Notice and Access Provisions") under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("54-101") for the Raging River Meeting in respect of those Raging River Shareholders who do not hold their Raging River Shares in their own name ("Beneficial Shareholders"). The Notice-and-Access Provisions provide that Beneficial Shareholders will receive only the Notice-and-Access Notification and a voting instruction form through intermediaries in accordance with NI 54-101 (the "Notice-and-Access Materials"). The Notice-and-Access Notification contains certain prescribed information, including the time and place of the Raging River Meeting, the matters to be considered, where to find the Meeting Materials and how to obtain a paper copy of the same. Intermediaries may receive standing instructions from their client Beneficial Shareholders to obtain paper copies of the Meeting Materials. The Notice-and-Access Materials will be distributed not less than 30 days before the Raging River Meeting to Beneficial Shareholders. A copy of the Notice and Access Notification is attached as Exhibit "C" to the Affidavit.

24.
Delivery of the Meeting Materials or the Notice-and-Access Materials, as applicable, in the manner directed by this Order shall be deemed to be good and sufficient service upon the Raging River Shareholders, the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting;

(d)	the Information Circular; and

(e)	the Notice of Originating Application.
Final Application

25.
Subject to further order of this Court and provided that the Raging River Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the "Final Order") on August 21, 2018 at 1:45 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, all Raging River Shareholders and all other persons, will be bound by the Arrangement in accordance with its terms.

26.
Any Raging River Shareholder or other interested party (other than Baytex) (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 5:00 p.m. (Calgary time) on August 14, 2017 (or the business day that is five Business Days prior to the date of the Raging River Meeting if it is not held on August 21, 2018), a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, facsimile: (403) 260-0332, Attention: Jeffrey E. Sharpe.

27.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 26 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

28.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

(Signed) "Justice K.D. Yamauchi"
Justice of the Court of Queen's Bench of Alberta